7 July 2008
Hamilton, Bermuda

                          Investment Agreement Between
                Arrow Funds and W.P. Stewart & Co., Ltd. Amended;
                        Tender Offer for Common Shares of
                        W.P. Stewart & Co., Ltd. Extended

      New York, July 7 - W.P. Stewart & Co., Ltd. (NYSE:WPL) ("W.P. Stewart") and Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd. (collectively, the "Arrow Funds") jointly announced today that they have amended their Investment Agreement, dated May 20, 2008, to add two additional funds as purchasers. The Arrow Funds, jointly with the two additional funds, remain parties to, and therefore bound by, the Investment Agreement, as amended. The Arrow Funds also announced that, as a result of this amendment, they are extending the expiration date of their tender offer (the "Offer") for up to 19,902,000 shares of common stock in W.P. Stewart at a price of $1.60 per share. The Offer has been extended so that it will now expire at 5:00 p.m. New York time on July 28, 2008 unless the Offer is further extended to provide for a subsequent offering period pursuant to Rule 14d-11 under the Securities and Exchange Act of 1934. The Investment Agreement has been amended accordingly. Shares received under the Offer by 5:00pm New York time on July 28, 2008 will be accepted for payment, up to the maximum of 19,902,000 shares, and payment will be made as soon as practicable after that date, subject to the terms and conditions of the Offer.

      As a result of the amendment and the extension, Arrow Opportunities I, LLC, a Delaware limited liability company, and Arrow Opportunities I, Ltd., a Cayman Islands exempted company, two newly formed investment funds managed by Arrow Capital Management LLC ("Arrow Capital"), will participate in the offer and become additional purchasers under the Investment Agreement. At the close of business on July 3, 2008, the Arrow Funds had received tenders for 123,629 shares.

      As previously disclosed in a recent amendment to the Arrow Funds' Offer to Purchase, W.P. Stewart and Arrow Capital have begun discussions regarding areas of possible cooperation between the two companies, and are currently sharing insights with respect to research and potential investments for their respective clients. Although no agreements have yet been entered into, an on-going collaborative arrangement in this regard is currently contemplated. Other areas of collaboration are also being considered.

      Alex von Furstenberg, Arrow Capital's Co-Managing Member and Chief Investment Officer said: "We remain committed to, and enthusiastic about, our future relationship with W.P. Stewart."

      The Arrow Funds' offer is being made subject to the terms and conditions set forth in, and solely through, its Offer to Purchase, dated May 28, 2008, as amended by Amendment No. 1 to Schedule TO, dated June 27, 2008, and Amendment No. 2 to Schedule TO, dated July 7, 2008, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of W.P. Stewart shares. Copies of the Arrow Funds' Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be obtained from Arrow's information agent for the Offer, MacKenzie Partners, Inc., (212) 929-5500 (call collect), or Toll-Free: (800) 322-2885.

      W.P. Stewart & Co., Ltd.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE:WPL) and on the Bermuda Stock Exchange (BSX:WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com

This press release is neither an offer to purchase nor a solicitation of an offer to sell W.P. Stewart shares. The offer is made solely by the Offer to Purchase, dated May 28, 2008, as amended, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of W.P. Stewart shares. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of W.P. Stewart shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.


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